SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934

Green Brick Partners, Inc.
(Name of Company)

Common Stock, $0.01 per share
(Title of Class of Securities)

392709101
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
390 Park Avenue, 19th Floor
New York, NY 10022
(212) 715-3880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Manuel A. Miranda, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8747

June 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392709 101	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	☐ (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 942,789 (see Item 5)

9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 942,789 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,789 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* OO

CUSIP No. 392709 101	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	☐ (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,245
8	SHARED VOTING POWER 942,789 (see Item 5)
9	SOLE DISPOSITIVE POWER 128,245
10	SHARED DISPOSITIVE POWER 942,789 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,071,034 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* IN

CUSIP No. 392709 101	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON Third Point Offshore Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	☐(a) ☒(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 380,403
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 380,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,403 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* PN

CUSIP No. 392709 101	Page 5 of 9 Pages
1	NAME OF REPORTING PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	☐ (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 380,403
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 380,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,403 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* OO

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) is being filed with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on June 25, 2007 (as amended by Amendment No. 1 thereto filed on December 31, 2008, Amendment No. 2 thereto filed on April 3, 2009, Amendment No. 3 thereto filed on September 28, 2010, Amendment No. 4 thereto filed on December 20, 2010, Amendment No. 5 thereto filed on February 9, 2011, Amendment No. 6 thereto filed on July 18, 2014, Amendment No. 7 thereto filed on October 31, 2014, Amendment No. 8 thereto filed on July 1, 2015, Amendment No. 9 thereto filed on April 8, 2016, Amendment No. 10 thereto filed on December 8, 2017 and this Amendment No. 11, the “Schedule 13D”).

This Amendment No. 11 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb, an individual (“Mr. Loeb”), Third Point Offshore Master Fund L.P., a Cayman Islands exempted limited partnership (“Third Point Master”), and Third Point Advisors II L.L.C., a Delaware limited liability company (“Third Point Advisors”, and together with the Management Company, Mr. Loeb and Third Point Master, the “Reporting Persons”).

The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including, but not limited to, Third Point Master, the “Funds”).  Third Point Advisors serves as the general partner of Third Point Master.  The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

This Amendment No. 11 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is amended to reflect the following:

On June 21, 2018, Mr. Loeb, Third Point Master and certain other selling stockholders affiliated with the Management Company (the “Selling Stockholders”) and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, BTIG, LLC and JMP Securities LLC (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, the Selling Stockholders sold in the aggregate 7,140,233 shares of Common Stock. The shares were sold at the public offering price of $9.50 per share, less underwriting discounts and commissions of $0.4275 per share.  The sale of the shares of Common Stock pursuant to the Underwriting Agreement closed on June 26, 2018.  References to and descriptions of the Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 1 hereto and incorporated by reference herein.

Item 5.          Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Schedule 13D are amended to reflect the following:

(a)          As of the date of this Schedule 13D, the Management Company beneficially owns 942,789 shares of Common Stock (the “Third Point Shares”). The Third Point Shares represent approximately 1.9% of the Common Stock, based upon the 50,719,884 shares of Common Stock outstanding as of June 21, 2018 based on information provided by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on June 26, 2018 (the “Outstanding Shares”).

As of the date of this Schedule 13D, Mr. Loeb beneficially owns 1,071,034 shares of Common Stock, representing approximately 2.1% of the Outstanding Shares and Third Point Master beneficially owns 380,403 shares of Common Stock, representing approximately 0.8% of the Outstanding Shares. None of the other individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)          The Management Company has the power to vote and dispose of 942,789 shares of Common Stock beneficially owned by it. Mr. Loeb has the power to vote and dispose of 1,071,034 shares of Common Stock beneficially owned by him. Third Point Master has the power to vote and dispose of 380,403 shares of Common Stock beneficially owned by it.

(c)          Other than as described in Item 4, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(e)          On June 26, 2018, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
Pursuant to the terms of the Underwriting Agreement, the Selling Stockholders (including Third Point Master and Mr. Loeb) granted the Underwriters an option to purchase 1,071,034 shares of Common Stock, which option is exercisable for 30 days following June 21, 2018.  In addition, pursuant to the Underwriting Agreement, the Selling Stockholders (including Third Point Master and Mr. Loeb) have agreed to customary lock-up restrictions (subject to certain exceptions) in respect of the Common Stock for a 90-day period commencing June 21, 2018.
The information set forth in Item 4 of this Amendment No. 11 is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1
Underwriting Agreement dated June 21, 2018 among the Issuer, Third Point Master and certain other selling stockholders of the Issuer affiliated with Third Point LLC and the Underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2018).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2018	THIRD POINT LLC

	By:	Daniel S. Loeb,
Chief Executive Officer

	By:	/s/ William Song
	Name:	William Song
	Title:	Attorney-in-Fact

Dated: June 26, 2018	DANIEL S. LOEB

	By:	/s/ William Song
	Name:	William Song
	Title:	Attorney-in-Fact

Dated: June 26, 2018	THIRD POINT OFFSHORE MASTER FUND L.P.

	By:	Third Point Advisors II L.L.C.,
its general partner

	By:	Daniel S. Loeb,
Managing Director

/s/ William Song
	Name:	William Song
	Title:	Attorney-in-Fact

Dated: June 26, 2018	THIRD POINT ADVISORS II L.L.C.

	By:	Daniel S. Loeb,
Managing Director

/s/ William Song
	Name:	William Song
	Title:	Attorney-in-Fact